Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532


                                  May 31, 2011


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:  Guggenheim Defined Portfolios, Series 779
              File No. 333-172829


Ladies/Gentlemen:

   The undersigned, Guggenheim Defined Portfolios, Series 779 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on June 3, 2011 or as soon thereafter as possible.

Very truly yours,

Guggenheim Defined Portfolios, Series 779

By: Guggenheim Funds Distributors, Inc.


By: /S/ Kevin Robinson
Kevin Robinson

Senior Managing Director,
General Counsel and Secretary